EXHIBIT 99.1

RedHill Biopharma Announces New Research Collaboration with Aarhus University for Oncology Drug MESUPRON

  The new research collaboration follows previous non-clinical studies conducted with Denmark’s Aarhus University and is designed to identify additional high affinity molecular targets of MESUPRON (upamostat)
  Further evaluation of MESUPRON, together with Aarhus University, may allow for selection of appropriate sub populations of patients toward demonstrating the activity of MESUPRON in planned clinical trials
  MESUPRON, a proprietary, first-in-class, orally administered protease inhibitor with several potential mechanisms of action to inhibit tumor invasion and metastasis, presents a new non-cytotoxic approach to cancer therapy
  MESUPRON has undergone several Phase I and Phase II clinical studies, including a Phase II proof-of-concept study in locally advanced, unresectable pancreatic cancer, in combination with first-line chemotherapeutic agents

TEL-AVIV, Israel, Jan. 05, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced the signing of a new collaboration agreement with the Department of Molecular Biology and Genetics of Denmark-based Aarhus University (“AU”) for the evaluation of RedHill’s Phase II-stage oncology drug candidate, MESUPRON (upamostat).

MESUPRON, a proprietary, first-in-class, orally administered protease inhibitor with several potential mechanisms of action to inhibit tumor invasion and metastasis, presents a new non-cytotoxic approach to cancer therapy. In 2014 RedHill acquired the exclusive worldwide development and commercialization rights to MESUPRON, excluding China, Hong Kong, Taiwan and Macao, from Germany’s WILEX AG for all indications. Wilex AG completed several clinical studies with MESUPRON for different indications, including two Phase II proof-of-concept studies, one for pancreatic cancer and one for metastatic breast cancer.

Terry Plasse, MD, RedHill’s Medical Director said: “To date, the collaboration with Aarhus University has led to findings with MESUPRON on the structure activity relationships between its active metabolite UK-1 and proteases, an established family of molecular targets with therapeutic potential in oncology indications. Previous non-clinical trials conducted in Denmark with Aarhus University have identified multiple proteases, which may be more sensitive to MESUPRON than the originally proposed target, uPA. We hope that further evaluation of MESUPRON, together with Aarhus University, will enable the optimal selection of appropriate patients toward demonstrating the activity of MESUPRON in forthcoming planned clinical trials.”

The Non-clinical studies with MESUPRON are intended to support the clinical data from previous Phase I and Phase II studies, and may allow RedHill to take a precision medicine approach going forward.

About MESUPRON:
MESUPRON is a proprietary, first-in-class, orally administered protease inhibitor. Protease inhibitors, including urokinase-type plasminogen activators (uPa), have been shown to play key roles in tumor invasion and the metastasis process. High levels of certain proteases, including uPA, are associated with poor prognosis in various solid tumor cancers, such as pancreatic, gastric, breast and prostate cancers. MESUPRON presents a promising new non-cytotoxic approach to cancer therapy with several potential mechanisms of action to inhibit both tumor metastasis and growth. MESUPRON has undergone several Phase I studies and two Phase II proof-of-concept studies. The first Phase II study was in locally advanced, unresectable pancreatic cancer and the second study in metastatic breast cancer in combination with first-line chemotherapeutic agents.

About Aarhus University:
Aarhus University (AU) was founded in 1928 and today it is world class in several research fields.  AU is a top ten university among universities founded within the past 100 years. It has a long tradition of partnerships with some of the world's best research institutions and university networks.  AU has a strong commitment to the development of society that is realized through its collaboration with government agencies and institutions and the business community.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill has a U.S. co-promotion agreement with Concordia for Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis. RedHill’s clinical-stage pipeline includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study and a completed proof-of-concept Phase IIa study for multiple sclerosis; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally administered protease inhibitor, targeting gastrointestinal and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015. More information about the Company is available at: www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (vii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (viii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (ix) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (x) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xi) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xii) competitive companies and technologies within the Company’s industry; and (xiii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2016. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com